625 Madison Avenue	Tel 212 308 8866
12th Floor	Fax 212 308 0132
New York NY 10022	www.dwpv.com

May 25, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Max A. Webb

Re:	Centerplate, Inc.
Registration Statement on Form S-3
File No. 333-141551
Dear Mr. Webb:
     Centerplate, Inc., a Delaware corporation (the “Company”), has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-3 (File Number 333-141551) (the “Registration Statement”) relating to the sale from time to time of income deposit securities (“IDSs”) of the Company on behalf of certain selling securityholders.
     Set forth below are the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2007 with respect to Amendment No. 1 to the Registration Statement. The following responses are keyed to the sequential numbering of the comments contained in the Staff’s letter. Page references in the responses are to pages in Amendment No. 2.
Registration Statement on Form S-3
About this Prospectus, page ii
1. We note your response to prior comment 6 and reissue in part. Please either remove your assertion that the prospectus supplement may add or change information contained in the prospectus, or revise to disclose that such additions or changes will be limited to those permitted under Rule 430B of the Securities Act of 1933.
     The disclosure on page ii has been revised to indicate that additions or changes will be limited to those permitted by Rule 430B under the Securities Act of 1933.
Certain aspects of the U.S. federal income tax consequences, page 7
2. We note your response to prior comment 12. Please file Houlihan’s consent with the next amendment.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 25, 2007
Page 2
     The consent of Houlihan has been filed as Exhibit 99.1.
Dividends, page 9
3. We reissue prior comment 13 in its entirety. We note from your disclosure on page 39 that all dividends paid in 2005 and 2006 were treated as a nontaxable return of capital. If true, please disclose here that the amount of dividends paid in 2005 and 2006 exceeded your current and accumulated earnings and profits, resulting in your treatment of the distributions as a return of capital. We also note from your disclosure on page 18 that you have utilized both cash balances and revolver borrowing to pay dividends. Please disclose here the total amount and percentage of dividend payments occurring during the 2005 and 2006 that came from cash balances versus the amount and percentage that came from revolver borrowings. In addition, discuss here the extent to which your ability to pay dividends becomes more restrictive in 2008 due to the terms of your credit facilities. In this regard, please also expand the disclosure in the risk factor on page 18 regarding the increased restrictions. Also revise the first sentence to clarify that by dividends you mean both payments of current and accumulated earnings and profit and nontaxable return of capital. Revise the next-to-last sentence to provide additionally the annualized rates of nontaxable returns of capital and rates of taxable dividends for the period cited.
     The Company has revised the disclosure on pages 9-10, 19-20 and 41-43 in response to the Staff’s comments.
     The Company is sensitive to the Staff’s concern to quantify the dividends funded from borrowings under its revolving credit facility. However, because of the fungibility of cash, the regular monthly nature of the Company’s dividends and the fact that the Company has considerable flexibility in allocating borrowings and cash flow from operations to various purposes, there is no way to provide a meaningful calculation of the portion of dividends funded from borrowings. The Company believes that any attempt to do so may provide misleading or unreliable information to investors, due to the broad range of assumptions needed to make a calculation. The Company respectfully submits that it believes that its revised disclosure addresses the salient points: (i) that it may need to borrow to pay dividends and to pay operating expenses because of seasonal variations in its cash flow, and (ii) that it relies in part on borrowings to enable it to pay dividends and make the capital investments required to maintain existing contractual relationships or secure new ones.
Risk Factors, page 18
4. We reissue prior comment 14 in its entirety. Please include a risk factor to disclose that you have had to borrow under your revolver to pay dividends, thereby reducing your available borrowing capacity from that source and increasing your interest costs. The disclosure should accurately reflect your assessment of the likelihood that borrowings will be necessary to pay future dividends.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 25, 2007
Page 3
     The Company has inserted new risk factors on page 20 in response to the Staff’s comments.
Dividend Policy and Restrictions, page 39
5. We reissue prior comment 20 in its entirety. The first sentence of the disclosure should clearly state the policy, including the judgments made with regard to paying out excess cash instead of retaining it.
Additional disclosure has been added on page 41 in response to the Staff’s comments. The Company notes that its board of directors considers a wide range of financial and business information in making the determination to pay a dividend, including solvency opinions and calculation of surplus as determined under Delaware corporate law.
6. We note your response to prior comment 21 and reissue in part. Consistent with the disclosure on pages 19 and 32 in the Risk Factors section, revise here to disclosure that because of the dividend policy you may not have cash available from your operations to finance the growth of your business or other operating needs. You may also disclose your belief that, even with your payment of monthly dividends, you will have cash available to finance your growth and operating needs.
Additional disclosure has been added on page 43 in response to the Staff’s comments
7. We reissue prior comment 22 in its entirety. Expand your disclosure here to fully address the potential long-term implications for your business and financial condition arising from paying out substantially all of your cash. For example, it is unclear how you will be able to maintain your current market position or grow in the event of changes that would require any substantial investment, given the lack of retained cash.
Additional disclosure has been added on page 43 in response to the Staff’s comments
Selling Securityholders, page 41
8. Please disclose here that each of the selling security holders is a statutory underwriter of the IDS.
     The Company has revised the disclosure on page 44 to indicate that any of the Selling Securityholders may be deemed to be a statutory underwriter.
Exhibit 5.3
9. We reissue prior comment 25 in part. In the next amendment, please delete the fourth full paragraph on the fourth page of your opinion.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 25, 2007
Page 4
     Further to the telephone conversation between the Staff and counsel to the Company on May 23, 2007, the second full paragraph on the fourth page of the opinion has been deleted.
Exhibit 5.4
10. We reissue prior comment 27. In the next amendment, please delete the third sentence of the first paragraph on page 4 of your opinion.
     Further to the telephone conversation between the Staff and counsel to the Company on May 23, 2007, the opinion remains as filed in Amendment No. 1.
Schedule 14A filed on April 26, 2007
Compensation Discussion and Analysis, page 10
11. We note that beginning in fiscal 2007, 25% of the annual bonus will be based on performance factors determined by the Compensation Committee at its discretion. If known, please expand your disclosure to more fully address the requirements of Item 402(b)(2) of Regulation S-K. In particular, how will you determine the amount or formula for this element of pay? Will these amounts or formulas change every year and, if so, what specific items of corporate performance will be taken into account in making compensation decisions and what factors will you consider in increasing or decreasing compensation materially?
     The Company’s Compensation Committee has not made any determination with respect to the 25% of the 2007 annual bonus pool, except that it shall be available for allocation based on individual performance. The purpose is to promote individual initiative to generate growth, rather than reward all employees equally based solely on the achievement of Adjusted EBITDA targets. The Company will provide information responsive to Item 402(b)(2) of Regulation S-K concerning the 25% of the bonus pool in its proxy statement for the 2008 annual meeting.
12. We note that the long-term incentive compensation is based on the company achieving certain performance goals. Please revise to disclose the target levels. Refer to Instruction 4 to Item 402(b) of Regulation S-K and Questions 3.04 of Compliance and Disclosure Interpretations to Item 402, available on our website.
     The Company respectfully submits that its disclosure falls within the last sentence of Instruction 4 to Item 402(b)(2) and Question 3.04 of the Compliance and Disclosure Interpretations to Item 402 (“Question 3.04”). Disclosure of the target levels would cause substantial competitive harm to the Company within the meaning and standards articulated in Question 3.04, as competitors would be likely to use the Adjusted EBITDA targets to gain additional insight into the Company’s bargaining position in contractual negotiations and to allow them to strategically underbid the Company. Accordingly, the Company has not disclosed the target levels of Adjusted EBITDA, but has indicated (in the third to the last paragraph of page 12 of the proxy statement), that the targets have been (i) “very aggressive and difficult to achieve,” and (ii) significantly more difficult to achieve (because they

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 25, 2007
Page 5
required significantly greater amounts of Adjusted EBITDA) than the Company’s annual bonus targets. The reference to the annual bonus targets gives the reader an additional point of comparison, since annual bonus amounts were paid for 2004, 2005 and 2006, and for 2006 the actual target amount was awarded. By comparison, as noted in the paragraph on page 12 of the proxy statement, the 2004 class award for the long term performance plan was not paid out, because the Company failed to achieve the minimum performance level (50% of the target level).
     If you have any questions regarding the Registration Statement, please contact Bonnie J. Roe at (212) 588-5543 or Scott M. Tayne at (212) 588-5520.

Very truly yours,
/s/ Davies Ward Phillips & Vineberg LLP

cc: Rina E. Terán, Esq.

5